BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 789/2021-SLS, dated 06.01.2021 (“Notice”), hereby clarifies the request sent by B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

For a better understanding and in line with the guidelines issued by B3, the Notice is transcribed below:

“Dear Sir,

"In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded, as shown below, we request to be informed, by 06/02/2021, if there is any fact that you are aware of that may justify it.”

ON Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Fluct. %	Nº neg.	Amount	Volume (R$)
05/19/2021	20.99	20.85	22.45	21.99	22.02	4.55	57,453	28,016,000	616,053,397.00
05/20/2021	22.09	21.50	23.16	22.43	23.16	5.17	41,408	22,599,900	506,935,442.00
05/21/2021	23.29	23.20	27.29	26.09	26.93	16.27	89,276	79,612,800	2,077,326,069.00
05/24/2021	25.88	25.28	26.58	26.12	26.21	-2.67	66,025	26,176,000	683,718,384.00
05/25/2021	26.10	25.61	26.78	26.10	25.86	-1.33	34,330	11,859,900	309,573,667.00
05/26/2021	26.01	25.11	26.13	25.46	25.56	-1.16	31,307	13,130,900	334,253,817.00
05/27/2021	25.63	25.50	26.45	25.84	25.89	1.29	36,680	16,868,700	435,921,542.00
05/28/2021	25.82	25.21	25.84	25.54	25.75	-0.54	25,331	8,216,600	209,888,696.00
05/31/2021	25.69	25.46	25.90	25.66	25.76	0.03	10,059	3,992,600	102,464,727.00
06/01/2021*	25.99	25.63	28.84	28.45	28.67	11.30	19,163	44,009,000	1,252,329,493.00

* Updated until 16h00.”

In this regard, the Company clarifies that it is not aware of any fact or non-public information that could justify the fluctuations in the quotation and in the trading volume of its shares, as mentioned in the Notice.

The Company reiterates its commitment to, under the terms of the applicable regulation, maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, June 02, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.